Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-157057, 333-157057-01 to 333-157057-44

TEXAS COMPETITIVE ELECTRIC HOLDINGS COMPANY LLC

TCEH FINANCE, INC.

SUPPLEMENT NO. 2 TO

MARKET MAKING PROSPECTUS DATED

MAY 4, 2010

THE DATE OF THIS SUPPLEMENT IS JULY 8, 2010

On July 7, 2010, the registrant parent guarantor, Energy Future Competitive Holdings Company, filed the attached Periodic Report on Form 8-K with the Securities and Exchange Commission.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (date of earliest event reported) – July 2, 2010

Energy Future Holdings Corp.

(Exact name of registrant as specified in its charter)

Texas	1-12833	75-2669310
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Energy Future Competitive Holdings Company

(Exact name of registrant as specified in its charter)

Texas	1-34543	75-1837355
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Energy Future Intermediate Holding Company LLC

(Exact name of registrant as specified in its charter)

Delaware	1-34544	26-1191638
(State or other jurisdiction of organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Energy Plaza, 1601 Bryan Street, Dallas, Texas 75201

(Address of principal executive offices, including zip code)

214-812-4600

(Registrants’ telephone number, including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrants under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Energy Future Holdings Corp. (“EFH”) is filing all of the information contained in this Form 8-K. Energy Future Intermediate Holding Company LLC (“EFIH”) and Energy Future Competitive Holdings Company (“EFCH”), each a wholly-owned subsidiary of EFH, are each filing all of the information contained in this Form 8-K except for the information under the heading “Series P Supplemental Indenture”.

Overview

EFH and its subsidiaries (excluding Oncor Electric Delivery Holdings Company LLC and its subsidiaries) have approximately $38 billion aggregate principal amount of debt outstanding. Of that amount, approximately $22 billion matures in 2014 and the majority of the remaining amount matures from 2015 to 2017. As a result, in October 2009, EFH implemented a liability management program focused on improving its balance sheet by reducing debt and extending debt maturities. This Form 8-K describes a private placement exchange transaction that EFH recently consummated as part of its liability management program. In addition, this Form 8-K provides an update on all of EFH’s liability management transactions occurring since the beginning of the second quarter and provides an update on EFH’s total liability management program since the inception of the program in October 2009.

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

Exchange

On July 2, 2010, EFH consummated a private placement exchange transaction (the “Exchange”) pursuant to an Exchange Agreement (the “Exchange Agreement”) between EFH and an institutional investor (the “Exchange Holder”). Pursuant to the Exchange Agreement, EFH exchanged approximately $412 million aggregate principal amount of its 10.000% Senior Secured Notes due 2020 (the “New Notes”) plus accrued and unpaid interest on the Old Notes (defined below) for approximately $549 million aggregate principal amount of its 5.55% Series P Senior Notes due November 15, 2014 (the “Old Notes”). This transaction resulted in EFH capturing approximately $137 million of debt discount.

The New Notes were issued pursuant to the Indenture, dated as of January 12, 2010, among EFH, as Issuer, EFIH and EFCH, as Guarantors, and The Bank of New York Mellon Trust Company, N.A., as Trustee. The terms of the New Notes are the same as EFH’s outstanding 10.000% Senior Secured Notes due 2020 (together with the New Notes, the “EFH 2020 Senior Secured Notes”). A description of the material terms of the EFH 2020 Senior Secured Notes is contained in EFH’s Form 8-K filed with the Securities Exchange Commission on January 19, 2010 and is incorporated herein by reference. A copy of the Indenture was filed as Exhibit 4.1 to that Form 8-K.

Item 8.01.	Other Events.

Series P Supplemental Indenture

Prior to the Exchange, the Exchange Holder, who held a majority of the outstanding aggregate principal amount of the Old Notes, gave its consent to certain amendments to the Indenture (For Unsecured Debt Securities Series P), dated as of November 1, 2004, between EFH and Bank of New York Mellon (“BNY”), and related documents (collectively, the “Series P Indenture”). The Series P Indenture governs the Old Notes. As a result of the consent, EFH and BNY, as trustee under the Series P Indenture, entered into a Supplemental Indenture, dated as of July 1, 2010 (the “Series P Supplemental Indenture”), that amended and supplemented the Series P Indenture. The amendments to the Series P Indenture, among other things, modify or eliminate substantially all of the restrictive covenants contained in the Series P Indenture, modify or eliminate certain events of default, modify covenants regarding mergers and consolidations and modify or eliminate certain other provisions of the Series P Indenture, including the limitation on the incurrence of secured indebtedness. A copy of the Series P Supplemental Indenture is being filed as Exhibit 99.1 to this Form 8-K.

Liability Management Transactions Since the Start of the Second Quarter of 2010

In addition to the Exchange, since the start of the second quarter of 2010 through July 2, 2010, EFH has engaged in a series of other liability management transactions. In these other transactions, EFH acquired, in aggregate, $413 million of its and its subsidiary Texas Competitive Electric Holdings Company LLC’s (“TCEH”) outstanding debt. As consideration for this acquired debt, EFH issued approximately $72 million aggregate principal amount of EFH 2020 Senior Secured Notes and paid approximately $211 million of cash (excluding accrued interest payments). These other transactions have resulted in EFH capturing approximately $130 million of debt discount.

As a result of the Exchange and the other transactions described above, since the start of the second quarter of 2010 through July 2, 2010, EFH has acquired, in aggregate, approximately $962 million of its and TCEH’s outstanding debt. As consideration for this acquired debt, EFH issued approximately $484 million of EFH 2020 Senior Secured Notes and paid approximately $211 million of cash (excluding accrued interest payments). These transactions have resulted in EFH capturing approximately $267 million of debt discount and extending the maturities of $695 million of outstanding debt since the start of the second quarter of 2010 through July 2, 2010. The $267 million debt discount together with the related approximately $40 million in aggregate projected interest savings (pre-tax) through 2014 result in a total projected 2014 net debt reduction of approximately $307 million. For purposes of this Form 8-K, net debt means consolidated short-term borrowings and long-term debt, including long-term debt due currently, net of cash and cash equivalents and restricted cash.

Total Liability Management Program

Since October 2009, when EFH began its liability management program, through July 2, 2010, EFH (together with EFIH) has acquired, in aggregate, approximately $1.366 billion of its and TCEH’s outstanding debt. As consideration for this acquired debt, EFH has issued approximately $518 million of EFH 2020 Senior Secured Notes and $115 million of its 9.75% Senior Secured Notes due 2019 and paid approximately $211 million of cash (excluding accrued interest payments) and EFIH has issued approximately $141 million of its 9.75% Senior Secured Notes due 2019. These transactions have resulted in EFH capturing approximately $381 million of debt discount and extending the maturities of $985 million of outstanding debt under its liability management program through July 2, 2010. The $381 million debt discount together with the related approximately $115 million in aggregate projected interest savings (pre-tax) through 2014 result in a total projected 2014 net debt reduction of approximately $496 million.

The following is a summary of the debt acquired through July 2, 2010 under EFH’s liability management program:

•	approximately $566 million of Old Notes;

•	approximately $10 million of EFH’s 6.50% Series Q Senior Notes due 2024;

•	approximately $6 million of EFH’s 6.55% Series R Senior Notes due 2034;

•	approximately $188 million of EFH’s 10.875% Senior Notes due 2017;

•	approximately $213 million of EFH’s 11.25%/12.000% Senior Toggle Notes due 2017;

•	approximately $311 million of TCEH’s 10.25% Senior Notes due 2015 and 10.25% Senior Notes due 2015, Series B;

•	approximately $52 million of TCEH’s 10.50%/11.25% Senior Toggle Notes due 2016; and

•	approximately $20 million of TCEH’s initial term loans under its Senior Secured Credit Facilities.

Forward-Looking Statements

This Form 8-K contains forward-looking statements, which are subject to various risks and uncertainties. Discussion of risks and uncertainties that could cause actual results to differ materially from management’s current projections is contained in EFH’s Form 10-K and 10-Q filings with the Securities and Exchange Commission. In addition to the risks and uncertainties set forth in such filings, the forward-looking statements in this Form 8-K regarding EFH’s projection of net debt could be impacted by various factors that affect its capital structure, including, without limitation, whether or not EFH and/or TCEH elect to use the payment-in-kind feature of their respective toggle notes for future interest payments.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibit No.	Description

	99.1	Series P Supplemental Indenture

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ENERGY FUTURE HOLDINGS CORP.

/S/ STAN J. SZLAUDERBACH
Name:	Stan J. Szlauderbach
Title:	Senior Vice President & Controller

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

/S/ STAN J. SZLAUDERBACH
Name:	Stan J. Szlauderbach
Title:	Senior Vice President & Controller

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC

/S/ STAN J. SZLAUDERBACH
Name:	Stan J. Szlauderbach
Title:	Senior Vice President & Controller

Dated: July 7, 2010

Exhibit 99.1

SUPPLEMENTAL INDENTURE

Supplemental Indenture (this “Supplemental Indenture”), dated as of July 1, 2010, between Energy Future Holdings Corp. (formerly known as TXU Corp.), a Texas corporation (the “Company”), and The Bank of New York Mellon, as Trustee (formerly known as The Bank of New York) (the “Trustee”).

W I T N E S S E T H

WHEREAS, the Company has heretofore executed and delivered to the Trustee an Indenture, dated as of November 1, 2004 (the “Indenture”), and an Officer’s Certificate, dated as of November 26, 2004, providing for the issuance of the Company’s 5.55% Series P Senior Notes due November 15, 2014 (the “Senior Notes”);

WHEREAS, Section 1202 of the Indenture provides that, with the consent of the Holders of a majority in aggregate principal amount of the Securities of all series then Outstanding under the Indenture, considered as one class, by Act of said Holders delivered to the Company and the Trustee, the Company, when authorized by a Board Resolution, and the Trustee may enter into this Supplemental Indenture;

WHEREAS, the Senior Notes are the only Securities Outstanding under the Indenture;

WHEREAS, Holders of a majority in aggregate principal amount of the Senior Notes Outstanding have consented to the amendments to the Indenture set forth below in Article Two, Article Three, Article Four, Article Five, Article Six and Article Seven of this Supplemental Indenture (the “Proposed Amendments”) by Act of said Holders dated June 30, 2010;

WHEREAS, the Company has delivered to the Trustee an Officer’s Certificate as well as an Opinion of Counsel to the effect that the execution and delivery of this Supplemental Indenture by the Company is authorized or permitted under the Indenture and that all conditions precedent provided for in the Indenture to the execution and delivery of this Supplemental Indenture to be complied with by the Company have been complied with;

WHEREAS, the Company has been authorized by Board Resolution to enter into this Supplemental Indenture;

WHEREAS, all conditions necessary to authorize the execution and delivery of this Supplemental Indenture by the Company and to make this Supplemental Indenture valid and binding on the Company have been complied with or have been done or performed; and

WHEREAS, pursuant to Section 1202 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties mutually covenant and agree for the equal and ratable benefit of the Holders of the Senior Notes as follows:

ARTICLE ONE

SECTION 1.01. CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

ARTICLE TWO

SECTION 2.01. AMENDMENT TO THE TABLE OF CONTENTS. The Table of Contents of the Indenture is amended by deleting the titles to Sections 604, 605, 608 and 815 and inserting in lieu thereof the phrase “[intentionally omitted]”.

ARTICLE THREE

SECTION 3.01. AMENDMENT TO CERTAIN PROVISIONS IN ARTICLE ONE. The following definitions shall be added to Section 101 of the Indenture in the appropriate alphabetical location:

““Permitted Asset Transfer” means (1) the direct or indirect sale, assignment, transfer, conveyance or other disposition (including by way of merger, wind-up or consolidation) or spin-off by dividend of the equity interests of Energy Future Intermediate Holding Company LLC (“EFIH”) such that EFIH is no longer a Subsidiary of the Company (including without limitation a merger of EFIH with and into the Company) or (2) the sale, assignment, transfer, conveyance or other disposition (other than by way of merger, wind-up or consolidation) of all of the equity interests of, and other investments in, Oncor Electric Delivery Holdings Company LLC (“Oncor Holdings”) any subsidiary of or successor to Oncor Holdings (collectively with Oncor Holdings, the “Oncor Subsidiaries”), or any successor to an Oncor Subsidiary, held by EFIH to a Person (other than an Oncor Subsidiary) that shall continue to hold such ownership interests and other investments.”

““TCEH Transfer” means the sale, transfer, disposition or spin-off (including by way of merger, wind-up or consolidation) of (a) the membership interests or other common equity interests of Energy Future Competitive Holdings Company (“EFCH”), Texas Competitive Electric Holdings Company LLC (“TCEH”) or another of the Subsidiaries of the Company that is a “Restricted Subsidiary” under the Company’s indenture relating to its Senior Secured Notes due 2019 that holds all or substantially all of the assets of TCEH and its subsidiaries such that EFCH, TCEH or such other Restricted Subsidiary ceases to be a Subsidiary of the Company or (b) all or substantially all of the assets of TCEH and its subsidiaries, in each case other than any such transfer to another such Restricted Subsidiary.”

ARTICLE FOUR

SECTION 4.01. ELIMINATION OF CERTAIN PROVISIONS IN ARTICLE SIX.

(a) Section 604 (Corporate Existence) of the Indenture is amended by deleting it in its entirety and inserting in lieu thereof the phrase “[intentionally omitted]”.

(b) Section 605 (Maintenance of Properties) of the Indenture is amended by deleting it in its entirety and inserting in lieu thereof the phrase “[intentionally omitted]”.

(c) Section 608 (Limitation on Liens) of the Indenture is amended by deleting it in its entirety and inserting in lieu thereof the phrase “[intentionally omitted]”.

ARTICLE FIVE

SECTION 5.01. ELIMINATION OF CERTAIN PROVISIONS IN ARTICLE EIGHT.

(a) Section 801(Events of Default) of the Indenture is amended by deleting the text of subsections (c) and (f) in their entirety and inserting in lieu thereof the phrase “[intentionally omitted]”.

(b) Section 815 (Waiver of Stay or Extension Laws) of the Indenture is amended by deleting it in its entirety and inserting in lieu thereof the phrase “[intentionally omitted]”.

ARTICLE SIX

SECTION 6.01. AMENDMENT AND ELIMINATION OF CERTAIN PROVISIONS IN ARTICLE ELEVEN.

(a) Section 1101 (Company May Consolidate, etc., Only on Certain Terms) of the Indenture is amended by deleting the text of subsections (b) and (c) in their entirety and inserting in lieu thereof the phrase “[intentionally omitted]”.

(b) Section 1101 of the Indenture is further amended by adding the following new sentence at the end of such Section 1101: “It shall be understood that for purposes of the first sentence of this Section 1101 only, (i) a Permitted Asset Transfer shall not constitute the conveyance, transfer or lease of properties and assets of the Company as an entirety or substantially as an entirety and, accordingly, the Company or any of its Subsidiaries may consummate a Permitted Asset Transfer without being subject to the requirements of this Section 1101 and (ii) a TCEH Transfer shall constitute the conveyance, transfer or lease of properties and assets of the Company as an entirety or substantially as an entirety and, accordingly, if the Company or any of its Subsidiaries consummates a TCEH Transfer, it must comply with the requirements of this Section 1101.”

ARTICLE SEVEN

SECTION 7.01. REFERENCES TO DELETED OR AMENDED PROVISIONS. Subject to Section 8.01 hereof, all references in the Indenture and any Senior Note, as amended by Article Two, Article Three, Article Four, Article Five and Article Six hereof, to any of the provisions deleted and eliminated or modified as provided herein, or to terms defined in such provisions, shall also be deemed deleted and eliminated or modified, as the case may be, in accordance with the terms of this Supplemental Indenture. Effective as of the date hereof, none of the Company, the Trustee or other parties to or beneficiaries of the Indenture shall have any rights, obligations or liabilities under such Sections or subsections and such deleted or modified Sections or subsections shall not be considered in determining whether an Event of Default has occurred or whether the Company has observed, performed or complied with the provisions of the Indenture or any Senior Note.

SECTION 7.02. AMENDMENT OF DEFINITIONS. Subject to Section 8.01 hereof, the Indenture is hereby amended by deleting any definitions from the Indenture and any Senior Note with respect to which references would be eliminated as a result of amendments to the Indenture pursuant to Article Two, Article Three, Article Four, Article Five and Article Six.

ARTICLE EIGHT

SECTION 8.01. EFFECTIVENESS OF SUPPLEMENTAL INDENTURE. This Supplemental Indenture shall be effective upon its execution and delivery by the parties hereto.

SECTION 8.02. GOVERNING LAW. THIS SUPPLEMENTAL INDENTURE WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

SECTION 8.03. FULL Force AND EFFECT. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. Upon the execution and delivery of this Supplemental Indenture by the Company and the Trustee, this Supplemental Indenture shall form a part of the Indenture for all purposes, and the Company, the Trustee and every Holder of Senior Notes heretofore or hereafter authenticated and delivered shall be bound hereby. Any and all references to the Indenture, whether within the Indenture or in any notice, certificate or other instrument or document, shall be deemed to include a reference to this Supplemental Indenture (whether or not made), unless the context shall otherwise require.

SECTION 8.04. INDENTURE REMAINS IN FULL FORCE AND EFFECT. Except as supplemented or amended hereby, all provisions in the Indenture shall remain in full force and effect.

SECTION 8.05. INDENTURE AND SUPPLEMENTAL INDENTURE CONSTRUED TOGETHER. This Supplemental Indenture is an indenture supplemental to the Indenture, and the Indenture and this Supplemental Indenture shall henceforth be read and construed together.

SECTION 8.06. CONFIRMATION AND PRESERVATION OF INDENTURE. The Indenture as supplemented or amended by this Supplemental Indenture is in all respects confirmed and preserved.

SECTION 8.07. BENEFITS OF SUPPLEMENTAL INDENTURE. Nothing in this Supplemental Indenture, express or implied, shall give to any Person other than the parties hereto and thereto and their successors hereunder and thereunder and the Holders of the Senior Notes, any benefit of any legal or equitable right, remedy or claim under the Indenture, this Supplemental Indenture or the Senior Notes.

SECTION 8.08. SUCCESSORS. All agreements of the Trustee in this Supplemental Indenture shall bind its successors.

SECTION 8.09. THE TRUSTEE. The Trustee shall not be responsible in any manner for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made by the Company.

SECTION 8.10. COUNTERPARTS. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

SECTION 8.11. EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.

SECTION 8.12. SEVERABILITY. If any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Supplemental Indenture or the Indenture shall not in any way be affected or impaired thereby.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

ENERGY FUTURE HOLDINGS CORP.

By:	/s/ Anthony R. Horton
Name: Anthony R. Horton
Title: Senior Vice President and Treasurer

THE BANK OF NEW YORK MELLON, as Trustee

By:	/s/ Laurence J. O’Brien
Name: Laurence J. O’Brien
Title: Vice President

[Signature Page to Series P Supplemental Indenture]